Exhibit 99.1

Auryn Drills Gold-Bearing Hydrothermal System at Committee Bay

Vancouver, Canada – October 25, 2019 – Auryn Resources Inc. (TSX: AUG, NYSE AMERICAN: AUG, “Auryn” or the “Company”) is pleased to announce results from the seven-hole, 2,700 meter summer drill program at Committee Bay. The Company drilled a new gold-bearing hydrothermal system and made significant progress in geophysical targeting. At the Shamrock target Auryn intersected 30 meters of 0.67 g/t gold, including 1.5 m of 5.03 g/t gold, which is characterized by quartz veining within gabbroic rocks (Figure 1). The Shamrock target is located 2.5 kilometers to the southwest of the Aiviq target where the Company drilled 10.5 meters of 1.22 g/t gold this summer (Figure 2).

A Message from Ivan Bebek, Executive Chairman & Director:

“Although this was a modest program, the outcomes were significant. We drilled a new gold-bearing system along the regional fault zone that hosts the Aiviq and Kalulik systems. In addition, through the use of geophysics the technical team has made an important leap in their understanding of targeting high-grade mineralization on the 300 km belt.

“This summer’s program also gave us a chance to test our machine learning platform prior to a more expansive drill program. The technology proved to be a useful tool and we believe with further refining it could become increasingly helpful in future targeting.

“The Company is currently awaiting results from 500 rock samples taken from its recently consolidated Curibaya project, as well as further updates on permits for Sombrero, expected in the coming weeks.”

The 2019 and 2018 drill programs have delineated 15 kilometers of strike length along a regional fault zone with gold mineralization identified at the Aiviq, Shamrock and Kalulik targets (Figure 3). Auryn believes that this regional shear zone has excellent potential to host high-grade mineralization due to the high-grade boulder samples sourced from the shear zone corridor (Figure 3).

Targeting at Committee Bay:

One of the most significant results of this year’s exploration program was Auryn’s advancement in targeting high-grade mineralization. With data available from both higher and lower grade gold-bearing hydrothermal systems, our technical team has identified that very high conductivity responses appear to be a critical aspect for targeting high-grade mineralization, as observed at the Three Bluffs deposit (Figure 4). Going forward, conductivity and chargeability couplets, generated through the use of ground-based geophysical IP surveys and existing airborne geophysical data, will be used to produce potential future drill targets. These targets will be delineated in areas where high conductivity responses, high chargeability responses and gold-in-till anomalies coincide.

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Table 1: 2019 Summer Drill Results
Significant Intercepts 2019*
Prospect	Hole ID	From (m)	To (m)	Interval (m)	Au (g/t)
Shamrock	19SH001	10.5	40.5	30	0.67
	Incl.	39	40.5	1.5	5.03
		97.5	100.5	3	0.78
		108	109.5	1.5	0.81
		165	166.5	1.5	1.12
Aiviq	19RG020	39	40.5	1.5	0.31
		159	169.5	10.5	1.22
	Incl.	159	160.5	1.5	6.20
		246	247.5	1.5	1.32
*Significant Intercepts - 2019 (minimum grade 0.25ppm, minimum width 1m, max. internal dilution 6m); True widths of mineralization are unknown based on current geometric understanding of the mineralized intervals

A Message from Michael Henrichsen, C.O.O. and Chief Geologist:

“Over the last two years Auryn has been consistently drilling gold mineralization under till cover over tens of meters at the Aiviq, Kalulik and now Shamrock systems, which cover a 15-kilometer length along a regional shear zone.

“Our latest geophysical advancement in targeting may resolve one of our biggest challenges to date, which has been identifying high-grade mineralization. Our technical team maintains the strong belief that Committee Bay has the potential to host world-class high-grade gold deposits.”

Machine Learning Targets:

The 2019 summer drill program comprised of a combination of both machine learning derived targets and traditional geologist generated targets. A total of three machine learning derived targets were tested and they were found to be characterized by altered ultra-mafic rocks, which have a very similar magnetic and conductivity signature to gold-bearing sulphidized banded iron formations. Auryn’s technical team will continue to work with Computational Geosciences Inc. to refine the machine learning technology using this year’s results and additional data that has been collected.

Committee Bay – Hole 19SH001

A'
A
19SH001
19RG019
19RG018
19RG020
19RG017
1 km
N
2019 Drill Holes
Previous Drill Holes
Mafic Volcanic
Felsic to Intermediate Volcanic
Komatitte
Tonalite-Diorite
Quartzite
Sediments
Iron Formation
Gabbro Dyke
Shamrock
Aiviq
Kalulik
Three Bluffs
19SH001 Significant Intercepts:
0.67 g/t Au over 30m
- incl. 5.03 g/t Au over 1.5m
0.78 g/t Au over 3m
0.81 g/t Au over 1.5m
1.12 g/t Au over 1.5m
Gold Intercept
Conductivity
Chargeability
Target Zone

Figure 1: Illustrates the location and geophysical responses from the Shamrock gold-bearing hydrothermal system where Auryn drilled 30 meters of 0.67 g/t gold.

Committee Bay – Hole 19RG020

B'
19RG020
19RG017
19RG018
19RG019
B
19SH001
N
1 km
2019 Drill Holes
Previous Drill Holes
Mafic Volcanic
Felsic to Intermediate Volcanic
Komatitte
Tonalite-Diorite
Quartzite
Sediments
Iron Formation
Gabbro Dyke

Shamrock
Aiviq
Kalulik
Three Bluffs

B
B'
19RG020
19RG020 Significant Intercepts:
0.31 g/t Au over 1.5m
1.22 g/t Au over 10.5m
- incl. 6.20 g/t Au over 1.5m
1.32 g/t Au over 1.5m
Gold Intercept

2016 AMAG

19RG020
100 m

2016 AEM (Con)

19RG020
90th percentile
AEM conductivity

Figure 2: Illustrates the location and geophysical responses at the Aiviq prospect where Auryn drilled 10.5 meters of 1.22 g/t gold.

Figure 3: Illustrates the 15 kilometers of strike length where three gold bearing hydrothermal systems have been drilled at the Kalulik, Shamrock and Aiviq targets along the regional shear zone.

Figure 4: Illustrates the conductivity responses in high-grade vs. low-grade mineralized systems within the Committee Bay greenstone belt. Future targeting will be a combination of very high conductivity responses, high chargeability responses and gold-in-till anomalies.

Michael Henrichsen, P.Geo, COO of Auryn, is the Qualified Person who assumes responsibility for the technical disclosures in this press release.

ON BEHALF OF THE BOARD OF DIRECTORS OF AURYN RESOURCES INC.

Ivan Bebek
Executive Chairman

For further information on Auryn Resources Inc., please contact Natasha Frakes, Manager of Corporate Communications at (778) 729-0600 or info@aurynresources.com.

About Auryn

Auryn Resources is a technically driven junior mining exploration company focused on delivering shareholder value through project acquisition and development. The Company’s management team is highly experienced with an impressive track record of success and has assembled an extensive technical team as well as a premier gold exploration portfolio. Auryn is focused on scalable high-grade gold deposits in established mining jurisdictions, which include the Committee Bay and Gibson MacQuoid gold projects located in Nunavut, the Homestake Ridge gold project in British Columbia and a portfolio of gold projects in southern Peru, through Corisur Peru SAC.

About Committee Bay

The Committee Bay Gold Project is located in Nunavut, Canada. It includes approximately 300,000 hectares situated along the Committee Bay Greenstone Belt (CBGB). High-grade gold occurrences are found throughout the 300 km strike length of the Committee Bay Gold Belt with the most significant being the Three Bluffs deposit. The project benefits from existing infrastructure, including bulk storage fuel facilities, five high-efficiency drill rigs and a 100-person camp. The Committee Bay project is held 100% by Auryn subject to a 1% Net Smelter Royalty (“NSR”) on the entire project and an additional 1.5% NSR on a small portion of the project.

Committee Bay Drilling QA/QC Disclosure

CB DDH 2019:
Intercepts were calculated using a minimum of a 0.25 g/t Au cut off at beginning and end of the intercept and allowing for no more than six consecutive meters of less than 0.25 g/t Au.

Analytical samples were taken by sawing NQ diameter core into equal halves on site and sending one of the halves to ALS Lab in Yellowknife, NWT for preparation and then to ALS Lab in Vancouver, BC for analysis. All samples are assayed using 50g nominal weight fire assay with atomic absorption finish (Au-AA26) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good accuracy. Due to the nuggety nature of mineralization encountered, the Company will be running additional analysis on duplicate samples to better understand the analytical precision.

True widths of mineralization are unknown based on current geometric understanding of the mineralized intervals

CB Grabs:
Approximately 1-2kg of material was collected for analysis and sent to ALS Lab in Vancouver, BC for preparation and analysis. All samples are assayed using 50g nominal weight fire assay with atomic absorption finish (Au-AA26) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). QA/QC programs for rock grab samples using internal standard samples, lab duplicates, standards and blanks indicate good accuracy and precision in a large majority of standards assayed. Grab samples are selective in nature and cannot be consider as representative of the underlying mineralization.

Forward Looking Information and Additional Cautionary Language
This release includes certain statements that may be deemed “forward-looking statements”. Forward-looking information is information that includes implied future performance and/or forecast information including information relating to or associated with the acquisition and title to mineral concessions. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2018 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.